Filed by: Teva Pharmaceutical Industries Limited
                              Pursuant to Rule 425 under the
                              Securities Act of 1933 and deemed filed
                              pursuant to Rule 14a-12 under the
                              Securities Exchange Act of 1934

                              Subject Company: Ivax Corporation

                              Registration Statement File No. 001-09623


[TEVA LOGO]                                               [IVAX LOGO]
Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com                               Web Site: www.ivax.com
________________________________________________________________________________
Contact:

Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840                         Neil Flanzraich
                                             Vice Chairman and President
George Barrett                               IVAX Corporation
President and CEO                            (305) 575-6008
Teva North America
(215) 591-3030                               David Malina
                                             Vice President, Investor Relations
Liraz Kalif / Kevin Mannix                   and Corporate Communications
Teva Investor Relations                      IVAX Corporation
(011) 972-3-926-7281 / (215) 591-8912        (305) 575-6043

FOR IMMEDIATE RELEASE
---------------------

             U.S. Federal Trade Commission Clears Teva/IVAX Merger;
                     Closing Scheduled for January 26, 2006

Jerusalem, Israel and Miami, Florida, January 23, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that the U.S. Federal Trade Commission ("FTC") has accepted the proposed consent order for public comment and granted early termination of the Hart Scott Rodino waiting period, thereby permitting the parties to close the transaction.

The parties have now obtained all regulatory approvals required to close the transaction and, accordingly, have scheduled a closing date of January 26, 2006.

IVAX shareholders are advised that, given a scheduled closing date of January 26, 2006, the election deadline for making a cash or stock election under the merger agreement will be 5:00 p.m., New York City time, on January 24, 2006.

Under the consent order that has been executed by the parties and accepted for public comment by the FTC, Teva and IVAX are required to divest certain formulations of eleven generic drugs with respect to which they have a product overlap, representing approximately $15 million in aggregate annual sales. In addition, generic distribution relationships that IVAX had with respect to certain amoxicillin, amoxicillin and clavulanate, leuprolide, and calcitriol products have been or will be terminated and assigned to other companies.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra(R), Neurontin(R), Oxycontin(R) and Zithromax(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.


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